SAP Reports Preliminary First Quarter 2012 Results

Exhibit 99.1

For Immediate Release

April 13, 2012

SAP Announces 2012 First Quarter Preliminary Results

•	First Quarter 2012 Non-IFRS Software and Software-Related Service Revenue Increased 12% to €2.63 Billion (10% at Constant Currencies)

•	First Quarter 2012 Software Revenue Increased 4% to €637 Million (1% at Constant Currencies)

•	First Quarter 2012 Non-IFRS Operating Profit Increased 7% to €834 Million (3% at Constant Currencies)

•	SAP Reiterates Full Year 2012 Outlook

•

SAP Expects Strong Second Quarter 2012 With Software Revenue Growth in a Range of 15% — 20% (at Constant Currencies) and Non-IFRS Software and Software-Related Service Revenue Growth in a Range of 14% — 16% (at Constant Currencies)

WALLDORF, Germany — April 13, 2012 — After a preliminary review of its first quarter 2012 performance, SAP AG (NYSE: SAP) today announced its preliminary financial results for the first quarter ended March 31, 2012.

The Company reiterates its full-year outlook. Based on its robust pipeline SAP expects a strong second quarter 2012 with software revenue growth in a range of 15% — 20% at constant currencies and non-IFRS software and software-related service revenue growth in a range of 14% — 16% at constant currencies.

SAP’s growth momentum continued in 2012 with a record first quarter in Asia Pacific/Japan (APJ) and double-digit growth in many markets including Latin America and Germany.

The company had sales execution issues in North America which impacted first quarter performance. These issues have been resolved and the necessary steps have been taken to ensure that North America is back on track. After a record fourth quarter 2011, some European markets started more slowly in 2012, but are well on track.

SAP’s strategy is sound and the Company is executing on its innovation pipeline ahead of schedule. SAP is well positioned to capitalize on the major technology trends including big data, mobile, and cloud. Its cloud business is gaining momentum with a strong positive impact from SuccessFactors. SAP’s and SuccessFactors’ cloud portfolio showed robust double-digit growth in billings year-over-year.

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“Customers continue to see SAP as the trusted innovator in the Business Applications market and we are innovating ahead of schedule. We had strong growth in Asia Pacific/Japan, Latin America and Germany. We also moved swiftly to address the sales execution challenges in North America and are already seeing our measures deliver success,” said SAP Co-CEOs Bill McDermott and Jim Hagemann Snabe. “Our pipeline is robust with increasing demand for key innovations including HANA, real-time analytics, mobile, cloud as well as our core applications. We are confident we will deliver a strong second quarter and we confirm our full-year outlook.”

FINANCIAL RESULTS IN DETAIL

All 2012 figures in this release are approximate due to the preliminary nature of the announcement.

FINANCIAL HIGHLIGHTS – First Quarter 2012

	First Quarter 20121)
	IFRS			Non-IFRS2)
€ billion, unless otherwise stated	Q1 2012	Q1 2011	% change	Q1 2012	Q1 2011	% change	% change const. curr.3)
Software	0.64	0.62	4%	0.64	0.62	4%	1%
Software and software-related service revenue	2.62	2.33	13%	2.63	2.34	12%	10%
Total revenue	3.35	3.02	11%	3.36	3.04	10%	8%
Operating profit	0.63	0.60	6%	0.83	0.78	7%	3%
- thereof TomorrowNow litigation	0.01	0.00	N/A	N/A	N/A	N/A	N/A
Operating margin (%)	18.8	19.7	–0.9pp	24.8	25.6	–0.8pp	–1.0pp

1)	All figures are preliminary and unaudited.
2)	Adjustments in the revenue line items are for the revenue that would have been recognized had the acquired entities remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring and discontinued activities.
3)	Constant currency revenue and operating profit figures are calculated by translating revenue and operating profit of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS numbers of the previous year’s respective period.

First Quarter 2012

•	IFRS software revenue was €0.64 billion (2011: €0.62 billion), an increase of 4% (1% at constant currencies).

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•

IFRS software and software-related service revenue was €2.62 billion (2011: €2.33 billion), an increase of 13%. Non-IFRS software and software-related service revenue was €2.63 billion (2011: €2.34 billion), an increase of 12% (10% at constant currencies).

•	IFRS total revenue was €3.35 billion (2011: €3.02 billion), an increase of 11%. Non-IFRS total revenue was €3.36 billion (2011: €3.04 billion), an increase of 10% (8% at constant currencies).

•	IFRS operating profit was €0.63 billion (2011: €0.60 billion), an increase of 6%. Non-IFRS operating profit was €0.83 billion (2011: €0.78 billion), an increase of 7% (3% at constant currencies).

•

IFRS operating margin was 18.8% (2011: 19.7%), a decrease of 0.9 percentage points. Non-IFRS operating margin was 24.8% (2011: 25.6%), or 24.6% at constant currencies, a decrease of 0.8 percentage points (a decrease of 1.0 percentage points at constant currencies).

•

Total headcount for the Group grew organically in the first quarter by approximately 1,700 FTEs year-over-year in order to capture future growth opportunities. Total headcount for the group at the end of the first quarter was 59,400.

First quarter 2012 non-IFRS software and software-related service revenue and non-IFRS operating profit excludes a deferred revenue write-down from acquisitions of €7 million (2011: €17 million). Non-IFRS operating profit additionally excludes acquisition-related charges of €120 million, profit from discontinued activities of €7 million, share-based compensation expenses of €83 million and restructuring expenses of €0 million (2011: €112 million, expenses of €2 million, €52 million and €0 million).

Regional Performance — First Quarter 2012

•	IFRS and non-IFRS software revenue for the EMEA region: €279 million, an increase of 4% (increase of 4% at constant currencies).

•

IFRS software and software-related service revenue for the EMEA region: €1,233 million, an increase of 10%. Non-IFRS software and software-related service revenue: €1,234 million, an increase of 9% (increase of 9% at constant currencies).

•	IFRS and non-IFRS software and software-related service revenue for Germany: €371 million, an increase of 12% (increase of 12% at constant currencies).

•	IFRS and non-IFRS software revenue for the Americas region: €236 million, a decrease of 4% (decrease of 7% at constant currencies).

•

IFRS software and software-related service revenue for the Americas region: €946 million, an increase of 12%. Non-IFRS software and software-related service revenue: €952 million, an increase of 12% (increase of 8% at constant currencies).

•

IFRS software and software-related service revenue for the United States: €692 million, an increase of 12%. Non-IFRS software and software-related service revenue: €698 million, an increase of 11% (increase of 6% at constant currencies).

•	IFRS and non-IFRS software revenue for the APJ region: €123 million, an increase of 19% (increase of 16% at constant currencies).

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IFRS software and software-related service revenue for the APJ region: €440 million, an increase of 22%. Non-IFRS software and software-related service revenue: €440 million, an increase of 22% (increase of 16% at constant currencies).

•

IFRS software and software-related service revenue for Japan: €144 million, an increase of 16%. Non-IFRS software and software-related service revenue: €144 million, an increase of 15% (increase of 6% at constant currencies).

Business Outlook

SAP reiterates the following outlook for the full-year 2012:

•

The Company expects full-year 2012 non-IFRS software and software-related service revenue to increase in a range of 10% – 12% at constant currencies (2011: €11.35 billion). This includes a contribution of up to 2 percentage points from SuccessFactors’ business.

•

The Company expects full-year 2012 non-IFRS operating profit to be in a range of €5.05 billion — €5.25 billion at constant currencies (2011: €4.71 billion). Full-year 2012 non-IFRS operating profit excluding SuccessFactors is expected to be in a similar range.

•	The Company projects a full-year 2012 IFRS effective tax rate of 26.5% — 27.5% (2011: 27.9%) and a non-IFRS effective tax rate of 27.0% — 28.0% (2011: 26.6%).

In addition to the full-year outlook, SAP is providing the following outlook for the second quarter 2012:

•	The Company expects second quarter 2012 software revenue to increase in a range of 15% — 20% at constant currencies (second quarter 2011: €838 million).

•	The Company expects second quarter 2012 non-IFRS software and software-related service revenue to increase in a range of 14% — 16% at constant currencies (second quarter 2011: €2.59 billion).

SAP will provide further details of its first quarter 2012 results on April 25th.

Financial Analyst and Media Conference Call

SAP senior management will host a conference call for financial analysts and media today at 2:30 pm (CET) / 1:30 pm (GMT)/ 8:30 am (Eastern) / 5:30 am (Pacific).

The participant dial-in details for the call are as follows:

United Kingdom: +44 (0) 20 7784 1036

United States: +1 646 254 3362

France: +33 (0) 1 70 48 01 66

Germany: +49 (0) 69 2999 3286

Passcode: 9884953

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A replay of the call will be available for two weeks following the call. Replay numbers can be found below:

Germany: +49 (0) 69 2222 2236

United Kingdom: +44 (0) 20 7111 1244

United States: +1 347 366 9565

France: +33 (0) 1 74 20 28 00

Replay Passcode: 9884953

Additional Information

First quarter 2012 revenue, profit and cash flow figures include the revenue, profits and cash flows from SuccessFactors starting on February 16th, 2012. For the prior-year period those numbers were not included.

For a more detailed description of the non-IFRS adjustments and their limitations as well as our constant currency and free cash flow figures see Explanations of Non-IFRS Measures online (www.sap.com/investor).

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 183,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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SAP Reports Preliminary First Quarter 2012 Results	Page 6

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